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Technology advisor | Driving value and strategic outcomes
Omaha Metropolitan Area · Contact info
500+ connections

Message **More**

About

I know a thing or two because I've seen a thing or two (or three.)

My unique experience encompasses 30+ years of creating value and delivering strategic outcomes through
technology.   ...see more

Featured



Post

This video is EVERYTHING! I
love these guys and am so...

The BTP Automation Story
youtube.com

👍 11



Post

Welcome Annette M. Cumming!
#data #innovation ...

BTP Automation Expands
Leadership Team with Indust...
einpresswire.com · 3 min read

👍😊❤️ 67   29 comments



Post

As a fellow business woman
with some amazing ink, I am...

😮❤️ 22   1 comment

Activity   **+ Follow**
1,902 followers

Annette M. Cumming commented on a post · 6d

Congratulations Ian Cambata, CTA and your entire team! You have built an incredible organization that is truly
bringing value and support to the entire travel industry. Thank you!

👍😊❤️ 69   20 comments

Annette M. Cumming reshared a post · 6d

 Thank you Michael Morrison! It was great to see you too! Thank you for all your support of BTP
Automation .

👍 4

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Experience

 **BTP Automation**
6 mos

● **Chief Revenue Officer and Head of Marketing**
Full-time
Mar 2022 – Present · 4 mos

● **Sales and Marketing Consultant**
Freelance
Jan 2022 – Mar 2022 · 3 mos

 **GBTA Technology Committee**
GBTA | Global Business Travel Association · Freelance
Apr 2021 – Present · 1 yr 3 mos

 **WINiTforWomen Community Connections Committee**
WINiT by GBTA · Freelance
Dec 2021 – Present · 7 mos

 **Vice President, Channel Sales**
Deem, Inc.
Oct 2019 – Dec 2021 · 2 yrs 3 mos
Omaha, Nebraska, United States

 **Head of Americas Hospitality and Digital Strategy**
Travelport
Aug 2018 – Oct 2019 · 1 yr 3 mos
Omaha, Nebraska, United States

Show all 11 experiences →

Skills

Strategy

 Endorsed by Brenda Brooks and **1 other** who is highly skilled at this

 Endorsed by **12 colleagues** at Deem, Inc.

👥 **19 endorsements**

Sales

 Endorsed by **3 colleagues** at Deem, Inc.

👥 **4 endorsements**

Strategic Partnerships

 Endorsed by Bonnie Cobaugh and **2 others** who are highly skilled at this

 Endorsed by **25 colleagues** at Deem, Inc.

👥 **34 endorsements**

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Recommendations

Received   Given

 **Mike Daly** 🔗 · 3rd
Creativity is about doing things differently. Innovation is about doing things better.
August 12, 2019, Mike managed Annette M. directly

Just like the Queen of Rock N' Roll says, Annette is Simply the Best. Better than all the rest. You can't find a better colleague, nor can you find someone with better instincts coupled with a solid process for getting the job done. As a sales-person, Annette is self-motivated, and committed to filling the funnel and closing deals. As a leader, she knows how to balance the carrot and the stick effectively 1 ...see more

 **Paul Houle** · 3rd
VP Customer Experience at Deem, Inc.
August 29, 2018, Paul worked with Annette M. but on different teams

I had the pleasure of working with Annette during her tenure at Deem. She was responsible for growing and managing the partner channel, but her persistence and desire to accelerate the company went far beyond her direct role and responsibilities. Her work ethic is unparalleled and when describing a team player, her talent re-writes that description onto a higher plane. She never failed to impress m ...see more

Simon Luthi · 3rd
Design Thinking Evangelist, Product Management Leader, Travel Enthusiast, Reiki Practitioner
March 18, 2016, Simon managed Annette M. directly

Annette is a seasoned sales and account management veteran. She is amazingly organized and immensely dedicated to the success of her customers. She is highly skilled in managing multiple priorities and demanding projects at the same time. She has the rare skill to drive results in a complex, global and matrix environment.

Show all 4 received →

Interests

Influencers   Companies   Groups   Schools

Sara Blakely 🔗 · 3rd
Founder of SPANX
1,853,790 followers
(+ Follow)

Simon Sinek 🔗 · 3rd
Optimist and Author at Simon Sinek Inc.
6,134,889 followers
(+ Follow)

Show all 7 influencers →